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UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2003
Commission File Number: 000-49605

Commander Resources Ltd.
(Formerly Major General Resources Ltd.)
(Name of Registrant)

1550 – 409 Granville Street, Vancouver, B.C. V6C 1T2
(Address of principal executive offices)

1. News releases 3-18, 3-19, 3-20, 3-21, 3-22, 3, 23
2. Material change reports, 3-19, 3-20, 3-22, 3-23
3. Forms 51-901F, Schedules A, B and C

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SEC 1815 (11-2002)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



1550 - 409 Granville Street
Vancouver, B.C. V6C 1T2
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: October 22, 2003
TSX Venture Exchange: CMD
Shares Issued: 17,961,997
News Release
#03-18

Commander Resources Ltd. (CMD-TSX Venture) -has retained the services of Gordon Van Boeyen to assist

with investor relations activities for a contract period of three months at a total cost of $9,000.

William J. Coulter
President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.
> Commander Resources Ltd..
> 1550, 409 Granville Street
> Vancouver, B.C.
> V6C 1T2

Item 2: Date of Material Change

State the date of the material change.   November 3, 2003

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.
> November 3, 2003
> Vancouver Stock Stockwatch
> Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander reports that the 2003 prospecting and gold sampling on Baffin Island has identified eight gold zones over a 140 kilometre long east-west trending iron formation. This year's sampling program on the outcropping sections of the iron formation has identified a new gold camp in central Baffin Island extending inland from the west coast.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #03-19 a copy of which is attached hereto as Schedule "B".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact: William J. Coulter
           President
           (604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 14th day of November, 2003.

COMMANDER RESOURCES LTD.

"WILLIAM J. COULTER"

William J. Coulter
President

cc: TSX Venture Exchange
   Maynard Brown

COMMANDER
RESOURCES LTD.

1550 - 409 Granville Street
Vancouver, B.C. V6C 1T2
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: November 3, 2003
TSX Venture Exchange: CMD
Shares Issued: 17,961,997
News Release
#03-19

NEW GOLD CAMP DEVELOPING ON BAFFIN ISLAND

Vancouver, November 3, 2003, Commander Resources Ltd. reports that the 2003 prospecting and gold sampling on Baffin Island has identified eight gold zones over a 140 kilometre long east-west trending iron formation. This year's sampling program on the outcropping sections of the iron formation has identified a new gold camp in central Baffin Island extending inland from the west coast.

In addition to the previously announced, centrally located, high grade Malrok and Ridge Lake gold zones, six additional prospects with anomalous gold values have been identified.

The Table below lists the new prospects, their distance from the centrally located Malrok Gold Zone along with maximum gold values and optionee affiliation.

Prospect Name	E-W Location	# of 2003 Samples	Max. Gold Value (g/t)	Project Location
ST Prospect	74 km West	13	1.04	BHP Billiton Dewar
Margot Prospect	33 km West	16	1.15	Falconbridge Bravo
Triangle Lake Prospect	10 km West	22	1.79	Falconbridge Bravo
Malrok Zone	0	295	239.34	BHP Billiton Qimmiq
Ridge Lake Zone	25 km East	49	17.30	BHP Billiton Qimmiq
Peninsula Prospect	34 km East	52	6.80	BHP Billiton Qimmiq
Qim 5 Prospect	40 km East	50	4.37	BHP Billiton Qimmiq
2369 Prospect	66 km East	28	2.41	Falconbridge Bravo

Four of the above prospects are new discoveries, made during the short, 5 week 2003 field program. The other four (Malrok, Peninsula, Qim 5 and Margot) were originally sampled for gold during the BHP Billiton and Falconbridge base metal and nickel programs in 2001-2002 triggering Commander's interest in the area. Commander upgraded all these prospects this year, culminating in the discovery and delineation of the 800 metre long, high grade Malrok North zone.

The presence of two lengthy (+ 1000 metre) gold zones each with numerous high grade gold samples, several new discoveries over a wide area in a short time and extensive remaining prospective formations point to high potential of locating an economic gold deposit. Large iron formation hosted gold deposits include the 100 million ounce Homestake mine in South Dakota, Lupin in NWT and Musselwhite in Northwest Ontario, among many others.

Planning is already underway to drill test the Malrok and Ridge Lake zones in the spring and summer of 2004. Detail sampling of the new prospects and extensive prospecting of the 2 million acre property will continue through the summer.

Under the terms of the option agreements between Commander and BHP Billiton, BHP Billiton/Tunngavik Incorporated and Falconbridge Limited, Commander, by expending $10,200,000 on the BHP Billiton area by December 31, 2012 and $8,000,000 on the Falconbridge area by December 31, 2011, can earn 100% interest in any gold discovery. This interest is subject only to a 1% – 3% net smelter return royalty based on the gold price and a 12% Net Profits Interest if production comes from the Tunngavik Incorporated leases.

Within the 2,000,000 acre parcel are areas which will be explored for base metals and nickel. Discoveries, if of interest to BHP Billiton or Falconbridge Limited will be subject to back-in rights.

Bernard H. Kahlert, P.Eng, Vice President Exploration for Commander Resources Ltd., a qualified person as defined in National Instrument 43-101 of the Canadian Securities Administrators, is supervising all aspects of the exploration program. Assaying was carried out by Eastern Analytical Laboratory of Springdale, Newfoundland, using standard fire assay procedures on one half assay-ton pulverized samples. Selected samples were assayed using one assay ton samples.

William J. Coulter
President


For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.


This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.


BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT


Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.
Commander Resources Ltd..
1550, 409 Granville Street
Vancouver, B.C.
V6C 1T2

Item 2: Date of Material Change

State the date of the material change.   November 12, 2003

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.
November 12, 2003
Vancouver Stock Stockwatch
Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander has arranged a non-brokered private placement of up to 3,500,000 units at a price of $0.55 per unit. Each unit will consist of one flow-through common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to acquire one additional non flow-through common share at a price of $0.70 per common share for a period of one year from closing of the private placement. The units will have a forced warrant conversion if shares close $0.90 or higher for 10 consecutive days.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #03-20 a copy of which is attached hereto as Schedule "B".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.


Contact: William J. Coulter
President
(604) 685-5254


Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 12th day of November, 2003.

COMMANDER RESOURCES LTD.

"WILLIAM J. COULTER"

William J. Coulter
President

cc: TSX Venture Exchange
        Maynard Brown



1550 - 409 Granville Street
Vancouver, B.C. V6C 1T2
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: November 12, 2003
TSX Venture Exchange: CMD
Shares Issued: 18,002,330
News Release
#03-20

FLOW THROUGH FINANCING

Commander Resources Ltd. (CMD-TSX Venture) has arranged a non-brokered private placement of up to 3,500,000 units at a price of $0.55 per unit. Each unit will consist of one flow-through common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to acquire one additional non flow-through common share at a price of $0.70 per common share for a period of one year from closing of the private placement. The units will have a forced warrant conversion if shares close $0.90 or higher for 10 consecutive days.

Finders' fees of 7% of the gross proceeds may be payable in cash or units on a portion of this placement. In addition, finders' options of up to 10% of the total units sold may be issued. Each finder's option will be exercisable into one non flow-through common share at an exercise price of $0.70 per common share for one year. The finders' options will have a forced warrant conversion if shares close $0.90 or higher for 10 consecutive days.

The proceeds from the financing will be used for exploration expenses on Baffin Island, Nunavut.

This financing is subject to acceptance by the TSX Venture Exchange.

William J. Coulter
President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.



1550 - 409 Granville Street
Vancouver, B.C. V6C 1T2
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: December 3, 2003
TSX Venture Exchange: CMD
Shares Issued: 18,003,330
News Release
#03-21

Summary Report of Third Quarter

VANCOUVER, December 3rd – Commander Resources Ltd. has released its B.C. Form 51-901F third quarter report containing financial statements in Canadian funds, prepared without audit, for the nine months ended September 30, 2003. Pursuant to the requirements of National Instrument 54-102, this news release provides a reasonable summary of the information contained in the quarterly report. Concurrently with this news release the Company is filing the quarterly report with the regulatory authorities through SEDAR (*www.sedar.com*) and has mailed it to shareholders whose names appear on the Company's supplemental list.

Commander Resources Ltd. ("the Company") is a development stage company engaged in the acquisition and exploration of prospective gold, nickel and base metals properties in Canada. The Company is currently focusing its exploration activities on Baffin Island and in Labrador.

Qimmiq, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. Under the option agreement, the Company can earn up to a 100% interest in BHP Billiton's exploration rights and interests by incurring $10 million of expenditures and delivering a feasibility study to BHP Billiton by December 31, 2014. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases. If a mineral discovery is made, excluding gold, before the Company has earned a 100% interest, BHP Billiton can exercise a back-in option allowing BHP Billiton to re-acquire to an aggregate of a 75% interest. The Qimmiq project is located on Central Baffin Island 500 kilometres north of Iqaluit.

The Qimmiq project exploration program covered five claim blocks and consisted of 131 man days over August 1st to September 7th. On the Qim 1 claim block which includes the Malrok Zone, the field crew collected 212 channel samples over 900 metres of strike length. Each individual channel sample ranged from 30 to 100 cm and was cut using a diamond saw. From the 212 channel samples, 90 channel samples assayed between 0.5 g/t Au to 239.3 g/t Au. Coarse free gold was observed in several of these samples. Of note, a 1.7 metre interval assayed 15.2 g/t Au and a 0.3 metre interval assayed 239.3 g/t Au.

The field crew collected 262 grab samples from the five different claim blocks of which 79 grab samples assayed with elevated gold values of which 28 of the 97 samples assayed over 1.0 g/t Au.

A 17.5 line kilometres ground magnetic geophysical grid and 10 line kilometres of horizontal loop electronic geophysical ("HLEM") survey. The HELM survey outlined a number of moderate to excellent conductors. Two of these conductors correlate closely with the two horizons of mineralization identified by the channel samples. Locally, intense magnetic anomalies are interpreted to be from magnetic mineralization.

Management is pleased with the Qimmiq results which identified four potential gold zones, the Malrok Zone, the Ridge Lake Zone, the Peninsula Prospect and the Qim 5 prospect. Management plans to conduct further exploration work in the spring of 2004 and is preparing a 1,500 to 2,500 metre diamond drill program to define the width of these gold zones and an airborne geophysical survey.

Dewar Lake, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold on sixteen Nunavut Exploration Permits covering just under 400,000 hectares on Baffin Island, Nunavut. Under the option agreement, the Company can earn up to a 100% interest in BHP Billiton's exploration rights and interest by incurring $200,000 in expenditures by December 31, 2005. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton. If a mineral discovery is made, excluding gold, before the Company has earned a 100% interest, BHP Billiton can exercise a back-in option allowing BHP Billiton to re-acquire to an aggregate of a 75% interest. The Dewar Lake project is located on Central Baffin Island 500 kilometres north of Iqaluit.

The Dewar Lake exploration program covered eleven claim blocks and consisted of 47 man days over August 1st to September 7th. The field crew collected 141 grab samples. On claim block 2572, named the ST prospect, 13 grab samples were collected of which 4 grab samples assayed with gold values over 1.0 g/t Au. Management is encouraged with the exploration result from the ST prospect and additional field work will be conducted in the summer of 2004 which may include an airborne geophysical survey.

Bravo Lake, Nunavut

On August 21, 2003, the Company reported that it had entered into an option agreement with Falconbridge Limited ("Falconbridge") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 hectares all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned back in June. The Company can earn a 100% interest in Falconbridge's exploration rights and interest on Baffin Island by incurring $8.0 million by December 31, 2011 of which $90,000 is required by the end of 2003. The option agreement is subject to following royalties payable to Falconbridge:

- on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;

- on nickel production, a 2% net smelter return royalty ;

- on diamonds, a 2% gross overriding royalty and;

- on base metal production, a 1.5% net smelter return royalty.

The Bravo Lake exploration program covered twelve claim blocks and consisted of 52 man days over August 1st to September 7th. The field crew collected 236 grab samples. In addition, the field crew completed a 17.0 line kilometres ground magnetic geophysical grid and 12 line kilometres of HLEM survey.

On claim 2381 named the Triangle Lake prospect, 25 grab samples were collected of which 1 sample assayed 1.79 g/t Au and 5 other grab samples assayed between 0.1 g/t Au to 0.47 g/t Au.

On claim 2369 named the 2369 prospect, 36 grab samples were collected of which 3 samples assayed over 1.0 g/t Au and 8 other grab samples assayed over 0.1 g/t Au.

The geophysical survey over the Tuktu occurrence yielded moderate to weak HLEM. Magnetic anomalies were detected along a line that directly crossed the Tuktu occurrence. No anomalies, either HELM or magnetic were detected on the 100m lines adjacent to the Tuktu occurrence. The geophysics confirms that the Tuktu occurrence has limited size.

Management is pleased with the Triangle Lake prospect and the 2369 prospect and plans to conduct further exploration work in the spring of 2004. The Company is preparing a 500 to 1,500 metre diamond drill program to define the width of these gold zones and an airborne geophysical survey.

Adlatok 1, Labrador

The Adlatok 1 project, which adjoins the Company's Sarah Lake Labrador property, consists of 100 claims. The Company is the operator and has a 52% interest in the project. In the spring of 2003, the Company completed a 117 line kilometre airborne MegaTEM and based on the results prepared a ground geophysical survey to follow-up on identified anomalies. From September 9th to 24th, the Company completed 130 AMT station ground geophysical surveys. Management is currently awaiting an interpretation report on results of the geophysical survey.

Sally, Labrador

The Sally project, which adjoins the Company's Sarah Lake Labrador property, is 100% owned by the Company and consists of 36 claims. The property lies adjacent to Adlatok 1. In the spring of 2003, the Company completed a 43 line kilometre airborne MegaTEM and based on the results prepared a ground geophysical program to follow-up on identified anomalies. From September 9th to 24th, the Company completed 43 AMT station ground geophysical surveys. Management is currently awaiting an interpretation report on results of the geophysical survey.

Sarah Lake, South Voisey Bay Labrador

On September 7, 2001, the Company/Donner Minerals Joint Venture (48%/52% respectively) granted Falconbridge Limited ("Falconbridge") an option to earn a 50% interest in the 35.5 square kilometres Sarah Lake property. To earn in, Falconbridge must spend $4.0 million over five years. In 2002 Falconbridge, as the exploration manager, conducted detailed geophysical surveys over parts of Sarah Lake as well as its adjacent property interests in the area.

On April 29, 2003, Falconbridge commenced a 2,200-line kilometre MegaTEM survey on the eastern half of the South Voisey Bay Project ("SVB"), which includes the Company's Sarah Lake Property. MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey designed to detect conductors up to a depth of 300 to 400 metres. On June 4, 2003, the Company reported that the survey identified nine conductive trends of which significant portions of three of these trends are located on the Company's Sarah Lake property. In August, Falconbridge followed-up on these trends using deep sensing AMT electromagnetic ("EM") ground geophysics to be followed by large loop EM surveys (Crone). In late 2003, Falconbridge drill tested two strong, deep seated targets on the Sarah Lake property.

Hole SVB-03-142 encountered 252 metres of the favorable Black Gabbro between 122 metres and 374 metres. The base of the gabbro contains a 7.9 metre interval of 20-50 percent magmatic sulphides within a think hybrid gabbro which was intersected between 356.1 and 372.9 metres. The 7.9 metre interval from 365.1 – 372.9 averaged 0.14 percent nickel, 0.12 percent copper and 0.08 percent cobalt. The hole continued in country rock paragneiss to a depth of 503 metres. The semi-massive sulphides encountered explained the surface EM conductor.

Hole SVB-03-143, located 850 metres to the northwest of hole-142, was drilled to test another strong, deep conductor. This hole encountered 327 metres of Black Gabbro between 219 and 546 metres. At the base of the gabbro, a 60 metre thick sequence of disseminated sulphides was encountered from 486 to 546 metres. Sulphides consisting of both fine disseminations and clasts to 3 cm total 5-10 percent of this interval. The best assay interval is a 12 metre section from 501-513 metres which assays 0.12 percent nickel, 0.14 percent copper and 0.02 percent cobalt. The hole continued in country rock paragneiss to a total depth of 603 metres. The mineralization was of sufficient conductance to explain the surface EM anomaly.

General and Administrative Operations

For the nine months ended September 30, 2003, the Company had a loss of $127,332 compared to income of $122,234 with the comparative fiscal period. The decrease is largely due to the decline in investment income for the current period which reflects interest earned on deposits where as the investment income reported at the September 30, 2002 included $445,000 from the receipt of 890,000 common shares as a loan bonus for a working capital loan to Diamonds North Resources Ltd.

Revenue for the period rose to $296,605 from $155,063 in 2002 as the Company received payments from its production interest in the Richmont Mines. The Company anticipates collecting the balance of its production interest by the end of the first quarter in 2004 after which there were be no more anticipated future revenue from the production interest.

General and administrative expenses for the current quarter are $145,355 (2002: $132,433) and for the nine months ended September 30, 2003 are $399,147 (2002: $489,359). Significant changes for the current period include consultant costs, investor relations and promotion and office expense. Consultants cost for the current quarter reflects the Company's application for a 20F listing and the hiring of a part-time controller to oversee the Company's financial reporting. Investor relations and promotion cost for the current quarter reflects the Company's attendance at the New York Institutional Gold Conference in September. The conference was attended by three employees at a cost of $12,779. Office and miscellaneous expense for the current quarter includes the Company's annual insurance net cost of $11,700. The policy is to provide liability coverage and cover office contents. A portion of the policy has been allocated to the Company's Baffin exploration program as the additional liability coverage was required under the option agreement.

Other costs include property investigation expense $18,669 which includes the Company's grass roots exploration program conducted in September for a cost of $7,336. The Company investigated new prospective projects in North America.

As at September 30, 2003, the Company had $1,548,005 in working capital, which is sufficient to achieve the Company's planned business objectives for the remainder of fiscal 2003. Included in the calculation of working capital is the carrying value of the Company's marketable securities of $937,140. At September 30, 2003, the quoted market value of these marketable securities is $1,248,524, which is $311,384 greater than the Company's carrying value. The Company will require additional financing in 2004 to meet management's proposed 2004 exploration programs.

Subsequent to September 30, 2003, the Company reported that it has arranged a non-brokered private placement of up to 3,500,000 units at a price of $0.55 per unit. Each unit will consist of one flow-through common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to acquire one additional non flow-through common share at a price of $0.70 per common share for a period of one year from the closing of the private placement. The units will have a forced warrant conversion if the shares close at $0.90 or higher for 10 consecutive days.

Finders' fees of 7% of the gross proceeds may be payable in cash or units on a portion of this placement. In addition, finders' options of up to 10% of the total units sold may be issued. Each finder's option will be exercisable into one non flow-through common share at an exercise price of $0.70 per common for one year. The finder's option will have a forced warrant conversion if the shares close at $0.90 or higher for 10 consecutive days. This financing is subject to acceptance by the TSX Venture Exchange.

William J. Coulter
President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.


BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT


Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.
Commander Resources Ltd..
1550, 409 Granville Street
Vancouver, B.C.
V6C 1T2

Item 2: Date of Material Change

State the date of the material change.   December 3 and December 11, 2003

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.
December 15, 2003
Vancouver Stock Stockwatch
Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander has closed a non-brokered private placement of 3,500,000 units at a price of $0.55 per unit announced on November 12, 2003.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #03-22 a copy of which is attached hereto as Schedule "B".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.


Contact: William J. Coulter
President
(604) 685-5254


Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 15th day of December, 2003.

COMMANDER RESOURCES LTD.

"WILLIAM J. COULTER"

William J. Coulter
President

cc: TSX Venture Exchange

SCHEDULE B



1550 - 409 Granville Street   Date: December 15, 2003
Vancouver, B.C. V6C 1T2   TSX Venture Exchange: CMD
Tel. (604) 685-5254   Shares Issued: 21,623,730
Fax: (604) 685-2814   News Release
                                                                                          #03-22

Closing of Non-Brokered Private Placement Financing

Commander Resources Ltd.. (CMD-TSX Venture) reports closing of the private placement announced November 12, 2003.

An initial closing of 1,865,000 units at $0.55 per unit occurred on December 3, 2003. Each unit consists of one flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one common share at a price of $0.70 per common share to December 2, 2004. The securities issued on December 3, 2003 are subject to a hold period and may not be traded until April 3, 2004.

A second closing of 1,635,000 units at $0.55 per unit occurred on December 11, 2003. Each unit consists of one flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one common share at a price of $0.70 per common share to December 10, 2004. The securities issued on December 11, 2003 are subject to a hold period and may not be traded until April 11, 2004.

Finder's fees and finder's options in connection with the financing were paid as follows: Dundee Securities received cash of $19,250 and an option to purchase 50,000 common shares at $0.70 per share for one year following closing; Odlum Brown received cash of $10,780 and an option to purchase 28,000 common shares at $0.70 per share for one year following closing; Canaccord Capital Corporation received cash of $3,850 together with 23,800 units and an option to purchase 44,000 common shares at $0.70 for one year following closing; Haywood Securities Inc. received cash of $22,022 together with 12,600 units and an option to purchase 75,200 common shares at $0.70 per share for one year following closing; Strand Securities Corporation received 42,000 units plus 7,000 shares; Nancy Curry received cash of $3,850 and Peter Krag-Hansen received cash of $11,473.

The units have a forced warrant conversion following the hold period if the shares close at $0.90 or higher for 10 consecutive days.

William J. Coulter
President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.

16

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.
    Commander Resources Ltd..
    1550, 409 Granville Street
    Vancouver, B.C.
    V6C 1T2

Item 2: Date of Material Change

State the date of the material change.   December 19, 2003

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.
    December 15, 2003
    Vancouver Stock Stockwatch
    Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander has added Wesley Raven, P.Geo as Exploration Manager to its team. Options have been granted under the Company's stock option plan.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #03-23 a copy of which is attached hereto as Schedule "B".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact: William J. Coulter
                                  President
                                  (604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 19th day of December, 2003.

COMMANDER RESOURCES LTD.

"WILLIAM J. COULTER"

William J. Coulter
President

cc: TSX Venture Exchange

SCHEDULE B



1550 - 409 Granville Street
Vancouver, B.C. V6C 1T2
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: December 19, 2003
TSX Venture Exchange: CMD
Shares Issued: 21,623,730
News Release
#03-23

Commander Resources Ltd.. (CMD-TSX Venture) reports Wesley Raven, P.Geo. has joined the team as Exploration Manager.

Mr. Raven has been involved in exploration and development, project management and execution for 20 years. This experience is in a broad variety of geological terrains throughout much of Canada and abroad, including USA, Mexico, South America and Africa. He has participated in the delineation of a small gold prospect near Wawa, Ontario, co-managed a program of underground development of a gold prospect in South America, and more recently contributed to the delineation of a 60+ million ton geological resource at a magmatic copper-nickel-PGE property in Nunavut.

The Board of Directors has approved a grant of 75,000 stock options to Mr. Raven under the Company's stock option plan. The options are exercisable for five years at $0.50 per share and are subject to the policies of the TSX Venture Exchange

William J. Coulter
President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
http://www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of: | X | Schedule A

                                | | Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	September 30, 2003
Date of Report:	November 20, 2003
Name of Issuer:	COMMANDER RESOURCES LTD.
Issuer's Address:	1550 – 409 Granville Street
	Vancouver, B.C. V6C 1T2
Issuer's Fax Number:	(604) 685-2814
Issuer's Phone Number:	(604) 685-5254
Contact Person:	WILLIAM J. COULTER
Contact Position:	PRESIDENT
Contact Telephone Number:	(604) 685-5254
Contact E-mail:	info@commanderresources.com
Web Site Address:	http://www.commanderresources.com

WILLIAM J. COULTER	*"William J. Coulter"*	03/11/20
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

VICTOR A. TANAKA	*"Victor A. Tanaka"*	03/11/20
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

COMMANDER RESOURCES LTD.

FINANCIAL STATEMENTS

For The Nine Months Ended

September 30, 2003

(Unaudited – Prepared by Management)

COMMANDER RESOURCES LTD.

Balance Sheets

		September 30, 2003 (Unaudited)		December 31, 2002
ASSETS				
Current assets				
Cash and cash equivalents	$	894,302	$	1,343,690
Marketable securities (Note 3)		937,140		669,692
Accounts receivable		129,790		255,978
Due from related parties (Note 8 (a))		14,253		153,275
Prepaid expenses		18,053		4,978
		1,993,538		2,427,613
Note receivable (Note 4)		-		183,920
Mineral properties (Note 5)		7,481,588		6,722,860
Property, plant and equipment (Note 6)		27,552		11,974
	$	9,502,678	$	9,346,367
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	$	445,533	$	303,702
Future income taxes		781,402		781,402
		1,226,935		1,085,104
SHAREHOLDERS' EQUITY				
Share capital (Note 7)		17,750,469		17,608,657
Contributed surplus		1,676		-
Stock-based Compensation (Note 7 (e))		-		1,676
Deficit		(9,476,402)		(9,349,070)
		8,275,743		8,261,263
	$	9,502,678	$	9,346,367

Nature of Operations and Going Concern (Note 1)
Commitments (Note 9)
Subsequent Event (Note 12)

Approved by the Directors: *"William J. Coulter"*   *"Victor A. Tanaka"*

                                         William J. Coulter   Victor A. Tanaka

COMMANDER RESOURCES LTD.

Statements of Operations and Deficit
(Unaudited – Prepared by Management)

	Three Months Ended		Nine Months Ended	
	Sept. 30, 2003	Sept. 30, 2002	Sept 30, 2003	Sept. 30, 2002
Revenue				
Production interest	$ 107,190	$ 155,063	$ 296,605	$ 155,063
General and administrative expenses				
Audit and accounting	12,147	9,447	33,192	36,045
Amortization	2,816	1,256	4,870	3,072
Annual report and meeting	-	-	9,409	34,636
Consultants	12,000	-	32,780	2,309
Investor relations and promotion	26,174	14,969	51,329	100,518
Legal	3,872	5,469	11,547	27,532
Office and miscellaneous	28,233	19,361	53,753	45,542
Regulatory fees	(533)	1,268	7,479	13,275
Rent	6,788	9,194	28,904	33,348
Salaries and benefits	50,989	66,479	154,296	172,609
Telephone	1,301	1,122	3,743	3,876
Transfer agent	1,568	3,868	7,845	16,597
	145,355	132,433	399,147	489,359
Income (loss) before under noted	(38,165)	22,630	(102,542)	(334,296)
Administration fees	-	-	904	-
Investment income	3,810	3,014	23,715	472,065
Property investigation	(15,153)	2,111	(18,669)	(13,529)
Stock-based compensation	-	(587)	-	(1,676)
Write down of mineral properties	(33,354)	(8,418)	(33,354)	(8,418)
Gain on sale of marketable securities	(150)	-	2,614	8,088
Income (loss) for the period	(83,012)	18,750	(127,332)	122,234
Deficit, beginning of period	(9,393,390)	(9,201,562)	(9,349,070)	(9,305,046)
Deficit, end of period	$ (9,476,402)	$ (9,182,812)	$ (9,476,402)	$ (9,182,812)
Basic and diluted income (loss) per share	$ (0.005)	$ 0.001	$ (0.010)	$ 0.010
Weighted average number of shares outstanding (Note 7(c), 1 for 3 share consolidation)	17,764,216	17,382,832	17,677,629	16,702,058

COMMANDER RESOURCES LTD.

Statements of Cash Flows
(Unaudited – Prepared by Management)

| | | Three Months Ended | | Nine Months Ended | |
		Sept. 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002
Cash provided form (used for):					
Operating activities					
Income (loss) for the period	$	(83,012) $	18,750 $	(127,332) $	122,234
Items not involving cash:					
Amortization		2,816	1,256	4,870	3,072
Investment income received in marketable securities		-	-	-	(445,000)
Loss (gain) on sale of marketable securities		150	-	(2,614)	(8,088)
Stock-based compensation		-	587	-	1,676
Write down of mineral properties		33,354	8,418	33,354	8,418
		(46,692)	29,011	(91,722)	(317,688)
Net change in non-cash working capital items					
Accounts receivable		(37,779)	(46,254)	123,567	(200,829)
Due to related parties		114,024	-	141,643	-
Prepaid expenses		(15,211)	86	(13,075)	506
Accounts payable and accrued liabilities		130,689	(5,314)	111,682	(63,497)
		145,031	(22,471)	272,095	(581,508)
Investing activities					
Purchase of marketable securities		(63,000)	-	(102,000)	-
Proceeds from sale of marketable securities		-	-	7,165	9,138
Note receivable		18,286	-	13,920	(300,000)
Mineral property acquisition and exploration costs		(619,428)	(134,722)	(792,082)	(191,201)
Accounts payable and accrued liabilities related to mineral properties		291,145	-	30,150	-
Purchase of capital assets		(16,648)	(3,476)	(20,448)	(6,178)
		(389,645)	(138,198)	(863,295)	(488,241)
Financing activities					
Shares issued for cash, net of issue costs		49,812	-	141,812	1,262,050
Increase (decrease) in cash and cash equivalents		(194,802)	(160,669)	(449,388)	192,301
Cash and cash equivalents, beginning of period		1,089,104	1,550,934	1,343,690	1,197,964
Cash and cash equivalents, end of period	$	894,302 $	1,390,265 $	894,302 $	1,390,265

Supplemental Cash Flow Information (Note 11)

COMMANDER RESOURCES LTD.
(Formerly Major General Resources Ltd.)

Notes to Financial Statements
June 30, 2002
(Unaudited)

1. **Nature of Operations and Going Concern**

   The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain ore resources, which are economically recoverable. The Company is considered to be in the exploration stage.

   The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

   - the discovery of economically ore reserves,
   - the ability of the Company to obtain financing to complete development, and
   - future profitable production from the properties or proceeds from disposition.

   At September 30, 2003, the Company had incurred a deficit of $9,476,402 and had working capital of $1,548,005, which is sufficient to achieve the Company's planned business objectives for fiscal 2003. The Company may require additional financing in 2004 to meet it's proposed 2004 exploration programs and property commitments. The Company has been successful in raising funds to date; however, there can be no assurance that additional funding will be available in the future, see Note 12 Subsequent Event.

   These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. **Significant Accounting Policies**

   (a) **Use of estimates**

   The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   (b) **Basis of presentation**

   The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim financials statements. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended December 31, 2002. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended December 31, 2002.

COMMANDER RESOURCES LTD.
(Formerly Major General Resources Ltd.)

Notes to Financial Statements
June 30, 2002
(Unaudited)

2. Significant Accounting Policies (continued)

(c) Certain comparative figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

3. Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income.

The quoted market value of marketable securities at September 30, 2003 is $1,248,524.

Included in marketable securities, are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of a common director.

The Company also holds 1,790,000 common shares of Diamonds North Resources Ltd. ("DNR"), a company related by virtue of a common director and in which the Company has an 8.1% interest. Of these shares, a total of 545,000 shares are held in escrow and are to be released on January 8, 2004 (Note 4). The Company has granted the president of DNR an option to purchase 70,000 shares of DNR at a price of $0.30 per share for a two-year period, which expires on March 18, 2004.

4. Note Receivable

On March 1, 2002, the Company advanced to DNR a loan in the amount of $300,000 for working capital purposes. The loan bears interest at the rate of 6% per annum. The loan plus accrued interest is payable in cash on or before March 1, 2004. At any time prior to repayment, the loan balance may be convertible, at the sole discretion and option of the Company, into securities of DNR as follows:

i) prior to July 15, 2003, the loan balance or any portion thereof may be converted into units of securities at a conversion price of $0.50 per unit, with each unit consisting of one common share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the Company to purchase one additional common share at a price of $0.60 up to July 14, 2003, whereupon the share purchase warrants will expire; and

ii) on or after July 15, 2003, the loan balance or any portion thereof may be converted into common shares only at a conversion price of $0.50 per share.

During the nine months ended September 30, 2003, the note payable was repaid by DNR. The $170,000 principal portion of the loan was paid through the issuance of 340,000 units and the $18,543 in accrued interest was repaid in cash. The Company converted the units into 340,000 common shares and 170,000 warrants which were fully exercised by the Company at a price of $0.60 per share.

COMMANDER RESOURCES LTD.
(Formerly Major General Resources Ltd.)

Notes to Financial Statements
June 30, 2002
(Unaudited)

5.   Mineral Properties

At September 30, 2003, the Company's mineral properties are comprised of properties located in Canada. Expenditures incurred on mineral properties are as follows:

	Sarah Lake	Green Bay	Adlatok 1	Sally	Qimmiq	Dewar Lake	Bravo Lake	Other Properties	Total
Balance at Dec. 31, 2002	$1,122,697	$2,697,169	$ 35,835	$ 25,116	$ -	$ -	$ -	$2,842,042	$6,722,859
Additions during the period:									
Acquisition costs:	-	7,000	-	-	-	-	-	3,383	10,383
Exploration costs:									
Administration	-	1,020	-	-	8,324	1,237	1,422	-	12,003
Drilling	-	42	-	-	-	-	-	600	642
Engineering	-	3,650	-	-	-	-	-	-	3,650
Geochemistry	-	7,692	-	-	25,524	6,715	8,076	-	48,007
Geology	9,426	40,350	6,740	5,163	43,289	21,110	12,848	23,101	162,027
Geophysics	1,500	-	93,706	29,201	32,733	-	21,319	52,305	230,764
Licences & fees	-	8,722	-	3,163	47,712	-	-	34,573	94,170
Line cutting	-	-	-	-	3,181	174	1,002	-	4,357
Permitting	-	-	-	-	-	-	-	1,205	1,205
Prospecting	-	-	-	-	106,428	85,146	42,340	-	233,914
	10,926	61,476	100,446	37,527	267,191	114,382	87,007	111,784	790,739
Less:									
Recoveries	-	-	(9,039)	-	-	-	-	-	(9,039)
Write down	-	-	-	-	-	-	-	(33,354)	(33,354)
	-	-	(9,039)	-	-	-	-	(33,354)	(42,393)
Net additions	10,926	68,476	91,407	37,527	267,191	114,382	87,007	81,813	758,729
Balance at Sept. 30, 2003	$1,133,623	$2,765,645	$ 127,242	$ 62,643	$ 267,191	$ 114,382	$ 87,007	$2,923,855	$7,481,588

(a) Sarah Lake Joint Venture, Labrador

The Company has a 48% interest in the Sarah Lake Joint Venture, which was formed in 1998. The joint venture granted an option in 2001, which requires exploration expenditures of $4,000,000 by the optionee to earn a 50% joint venture interest.

(b) Green Bay, Newfoundland

The Company holds a 100% interest in the Green Bay property.

COMMANDER RESOURCES LTD.
(Formerly Major General Resources Ltd.)

Notes to Financial Statements
June 30, 2002
(Unaudited)

5. **Mineral Properties** (continued)

(c) Adlatok 1, Labrador

The Company has a 52% interest in the Adlatok 1 property.

(d) Sally, Labrador

The Company has a 100% interest in the Sally property.

(e) Qimmiq, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. Under the option agreement, the Company can earn up to a 100% interest in BHP Billiton's exploration rights and interest by incurring $10 million in expenditures and delivering a feasibility study to BHP Billiton by December 31, 2014. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases. If a mineral discovery is made, excluding gold, before the Company has earned a 100% interest, BHP Billiton can exercise a back-in option allowing BHP Billiton to re-acquire to an aggregate of a 75% interest.

(e) Dewar Lake, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold on sixteen Nunavut Exploration Permits covering just under 400,000 hectares on Baffin Island, Nunavut. Under the option agreement, the Company can earn up to a 100% interest in BHP Billiton's exploration rights and interest by incurring $200,000 in expenditures by December 31, 2005. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton. If a mineral discovery is made, excluding gold, before the Company has earned a 100% interest, BHP Billiton can exercise a back-in option allowing BHP Billiton to re-acquire to an aggregate of a 75% interest.

(f) Bravo Lake, Nunavut

On August 21, 2003, the Company reported that it had entered into an option agreement with Falconbridge Limited ("Falconbridge") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 hectares all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned back in June. The Company can earn a 100% interest in Falconbridge's exploration rights and interest on Baffin Island by incurring $8.0 million by 2011 of which $90,000 is required by the end of 2003. The option agreement is subject to following royalties payable to Falconbridge:

- on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;

- on nickel production, a 2% net smelter return royalty;

- on diamonds, a 2% gross overriding royalty and;

- on base metal production, a 1.5% net smelter return royalty.

COMMANDER RESOURCES LTD.
(Formerly Major General Resources Ltd.)

Notes to Financial Statements
June 30, 2002
(Unaudited)

5. **Mineral Properties** (continued)

    (g) **Other Properties**

    The Company owns several other properties in Canada in which it holds interests ranging from 30% to 100%. The Company has granted options on some of these properties. The carrying values of those properties included under Other Properties at September 30, 2003 are as follows:

		September 30, 2003
British Columbia		
Abe & Pal	$	22,537
Tam		60,021
New Brunswick		
Rio		851,052
Stewart		424,715
Nunavut		
Talik		3,748
Labrador		
Satellite		345,086
Sadie		910
Ontario		
Dorothy		25,107
Matheson		14,184
McVean		8,474
Sabin		79,084
Quebec		
Despinassy		102,879
Yukon		
Olympic, Rob		985,729
Rein		329
	$	2,923,855

6. **Property, Plant and Equipment**

	Cost	Accumulated Amortization	September 30, 2003 Net Book Value
Furniture and fixtures	$ 48,740	$ 44,974	$ 3,766
Computer equipment	103,935	80,149	23,786
	$ 152,675	$ 125,123	$ 27,552

COMMANDER RESOURCES LTD.
(Formerly Major General Resources Ltd.)

Notes to Financial Statements
June 30, 2002
(Unaudited)

7. Share Capital

(a) Authorized:

100,000,000 common shares without par value.

(b) Issued and outstanding common shares

	Number of Shares		Amount
Balance, December 31, 2002	17,328,831	$	17,608,657
Issued for cash:			
Warrants	399,999		92,000
Stock Options	225,167		49,812
Balance, September 30, 2003	17,953,997	$	17,750,469

(c) Consolidation

On May 3, 2002, pursuant to an Arrangement Agreement entered into on March 4, 2002, the Company consolidated its share capital on a one for three basis and changed its name from Major General Resources Ltd. ("Major") to Commander Resources Ltd. ("Commander"). All shareholders of record received one share of Commander for every three shares of Major. In addition, shareholders of record received one share of DNR for every three and one-half shares of Commander shares held.

(d) Stock Options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant options for up to 2,766,666 common shares. Vesting of options is made at the discretion of the board of directors at the time the options are granted. At September 30, 2003, the Company had stock options outstanding for the purchase of 1,686,498 common shares, of which 1,406,499 are exercisable at September 30, 2003.

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2002	1,095,325	$0.23
Granted	1,339,672	$0.22
Exercised	(225,167)	$0.22
Expired	(523,332)	$0.23
Outstanding at September 30, 2003	1,686,498	$0.22

COMMANDER RESOURCES LTD.
(Formerly Major General Resources Ltd.)

Notes to Financial Statements
June 30, 2002
(Unaudited)

7. **Share Capital** (continued)

(d) **Stock Options** (continued)

The following summarizes information about stock options outstanding at September 30, 2003:

Number of Shares	Exercise Price	Expiry Date
1,333	$0.23	December 9, 2003
185,998	$0.23	December 14, 2004
212,665	$0.23	September 11, 2006
29,999	$0.23	January 10, 2007
50,000	$0.17	December 19, 2007
833,171	$0.20	January 23, 2008
348,332	$0.26	August 20, 2008
25,000	$0.45	September 10, 2008
1,686,498		

(e) **Stock-Based Compensation**

During the nine months ended September 30, 2003, the Company granted stock options to employees and directors to acquire up to an aggregate of 1,339,672 common shares at with exercise prices from $0.20 to $0.45 per share.

Pursuant to the CICA standard of accounting for stock-based compensation, the fair value of the stock options granted to non-employees, would have been recorded as an expense in the period. Compensation expense on the stock options granted to employees using the fair value based method is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at September 30, 2003:

Risk-free interest rate	3.09%
Expected dividend yield	-
Expected stock price volatility	87.80%
Expected option life in years	3.30

COMMANDER RESOURCES LTD.
(Formerly Major General Resources Ltd.)

Notes to Financial Statements
June 30, 2002
(Unaudited)

7. **Share Capital** (continued)

   (e) **Stock-Based Compensation** (continued)

   The pro-forma effect on loss and loss per share for the period ended September 30, 2003 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair-value based method is as follows:

	September 30, 2003	September 30, 2002
Income (loss) for the period		
Reported	$ (127,332)	$ 122,234
Stock-based compensation expense	(129,884)	(6,725)
Pro-forma	$ (257,216)	$ 115,509
Basic and diluted income (loss) per share		
Reported	$ (0.01)	$ 0.01
Pro-forma	$ (0.02)	$ 0.01

   Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

   (f) **Warrants**

   At September 30, 2003 the Company has outstanding warrants to purchase an aggregate 2,388,888 common shares as follows:

Exercise Price	Expiry Date	Outstanding at December 31, 2002	Issued	Exercised	Expired	Outstanding at September 30, 2003
$0.23	February 14, 2003	566,666	-	(399,999)	(166,667)	-
$0.505	February 28, 2004	2,388,888	-	-	-	2,388,888
		2,955,554	-	(399,999)	(166,667)	2,388,888

8. **Related Party Transactions**

   In addition to the marketable securities disclosed in Note 3 and the note receivable disclosed in Note 4, the Company has the following related party transactions and balances:

   (a) The Company shares certain administrative costs with three other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $14,253 owed by those companies for shared administrative expenses.

   (b) The Company paid or accrued legal fees in the aggregate of $8,514 to a law firm of which an officer of the Company is a partner.

Notes to Financial Statements
June 30, 2002
(Unaudited)

9. **Commitments**

   (a) The Company entered into a lease agreement commencing on March 1, 2002 for a two-year period expiring on February 29, 2004. The Company's share of rental costs remaining on the lease is approximately $17,500.

   (b) The Company has guaranteed the salary of the president of DNR for the initial two-year term of his employment. At September 30, 2003, the remaining amount of the guarantee is $72,000.

10. Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the period are derived from a production interest, which was earned in Canada.

11. Supplemental Cash Flow Information

	September 30, 2003	September 30, 2002
Significant non-cash operating, investing and financing activities:		
Operating activities:		
Investment income received in marketable securities	$ -	$ 445,000
Investing activities:		
Note receivable payment received in marketable securities	$ 170,000	$ 30,000
Mineral properties sold pursuant to reorganization	$ -	$ 1,484,840
Other cash flow information:		
Interest received	$ 58,729	$ 15,124

12. Subsequent Event

Subsequent to September 30, 2003, the Company reported that it has arranged a non-brokered private placement of up to 3,500,000 units at a price of $0.55 per unit. Each unit will consist of one flow-through common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to acquire one additional non flow-through common share at a price of $0.70 per common share for a period of one year from the closing of the private placement. The units will have a forced warrant conversion if the shares close at $0.90 or higher for 10 consecutive days.

Finders' fees of 7% of the gross proceeds may be payable in cash or units on a portion of this placement. In addition, finders' options of up to 10% of the total units sold may be issued. Each finder's option will be exercisable into one non flow-through common share at an exercise price of $0.70 per common for one year. The finder's option will have a forced warrant conversion if the shares close at $0.90 or higher for 10 consecutive days. This financing is subject to acceptance by the TSX Venture Exchange.

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:

☐ Schedule A

[X] Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	September 30, 2003
Date of Report:	November 20, 2003
Name of Issuer:	COMMANDER RESOURCES LTD.
Issuer's Address:	1550 – 409 Granville Street
	Vancouver, B.C. V6C 1T2
Issuer's Fax Number:	(604) 685-2814
Issuer's Phone Number:	(604) 685-5254
Contact Person:	WILLIAM J. COULTER
Contact Position:	PRESIDENT
Contact Telephone Number:	(604) 685-5254
Contact E-mail:	info@commanderresources.com
Web Site Address:	http://www.commanderresources.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

WILLIAM J. COULTER	*"William J. Coulter"*	03/11/20
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

VICTOR A. TANAKA	*"Victor A. Tanaka"*	03/11/20
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

COMMANDER RESOURCES LTD.

Form 51-901F Schedule B
September 30, 2003

1. Analysis of Expenses and Deferred Costs:

    (a) Breakdown of Investor relations and promotion expense

Consulting	375
Conferences, trade shows and travel	34,816
Media	4,320
Administration	10,039
Promotion	1,779
	51,329

    (b) For a breakdown of mineral property expenditures, please refer to Schedule A.

2. Related Party Transactions:

    (a) Included in marketable securities are 1,790,000 common shares of Diamonds North Resources Ltd. ("Diamonds North"), a company related by virtue of a common director and 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of another common director.

    (b) The Company converted the remaining principal balance of $105,000 on the note receivable from Diamonds North into units of Diamonds North on July 14th, 2003. Accrued interest of $18,543 was repaid in cash.

    (c) The Company shares certain administrative costs with three other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $14,253 owed by those companies for shared administrative expenses.

    (d) The Company paid or accrued legal fees in the aggregate of $8,514 to a law firm of which an officer of the Company is a partner.

3. (a) Summary of Securities Issued During the Period:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Proceeds ($)	Type of Consideration	Commission Paid ($)
Feb. 13, 2003	Common	Warrant	366,666	$0.23	84,333	Cash	-
Feb. 14, 2003	Common	Warrant	33,333	$0.23	7,667	Cash	-
July 25, 2003	Common	Option	20,000	$0.23	4,600	Cash	-
Aug. 27, 2003	Common	Option	10,000	$0.20	2,000	Cash	-
Sept. 11, 2003	Common	Option	7,000	$0.23	1,610	Cash	-
Sept. 22, 2003	Common	Option	10,000	$0.20	2,000	Cash	-
Sept. 22, 2003	Common	Option	100,000	$0.23	23,000	Cash	-
Sept. 23, 2003	Common	Option	20,000	$0.23	4,600	Cash	
Sept. 24, 2003	Common	Option	6,500	$0.20	1,320	Cash	-
Sept. 25, 2003	Common	Option	20,001	$0.20	4,000	Cash	-
Sept. 25, 2003	Common	Option	11,666	$0.23	2,682	Cash	-
Sept. 30, 2003	Common	Option	20,000	$0.20	4,000	Cash	-
Total			**625,166**		**$141,812**		**$Nil**

COMMANDER RESOURCES LTD.

Form 51-901F Schedule B
September 30, 2003

(b) Summary of Stock Options Granted During the Period:

Date of Grant	Number of Options	Name of Optionee	Exercise Price	Expiry Date
Jan. 24, 2003	233,334	William Coulter	$0.20	Jan. 23, 2008
Jan. 24, 2003	50,000	Maynard Brown	$0.20	Jan. 23, 2008
Jan. 24, 2003	109,667	Janice Davies	$0.20	Jan. 23, 2008
Jan. 24, 2003	225,001	Bernard Kahlert	$0.20	Jan. 23, 2008
Jan. 24, 2003	150,000	Albert Reeve	$0.20	Jan. 23, 2008
Jan. 24, 2003	66,668	Jonathan Rubenstein	$0.20	Jan. 23, 2008
Jan. 24, 2003	66,668	Victor Tanaka	$0.20	Jan. 23, 2008
Jan. 24, 2003	20,001	Employee	$0.20	Jan. 23, 2008
Jan. 24, 2003	16,667	Employee	$0.20	Jan. 23, 2008
Jan. 24, 2003	20,000	Employee	$0.20	Jan. 23, 2008
Jan. 24, 2003	8,334	Employee	$0.20	Jan. 23, 2008
Aug. 21, 2003	20,000	William Coulter	$0.26	Aug. 20, 2008
Aug. 21, 2003	50,000	Maynard Brown	$0.26	Aug. 20, 2008
Aug. 21, 2003	50,000	Janice Davies	$0.26	Aug. 20, 2008
Aug. 21, 2003	70,000	Bernard Kahlert	$0.26	Aug. 20, 2008
Aug. 21, 2003	16,666	Victor Tanaka	$0.26	Aug. 20, 2008
Aug. 21, 2003	15,000	Employee	$0.26	Aug. 20, 2008
Aug. 21, 2003	10,000	Employee	$0.26	Aug. 20, 2008
Aug. 21, 2003	43,333	Employee	$0.26	Aug. 20, 2008
Aug. 21, 2003	33,333	Employee	$0.26	Aug. 20, 2008
Aug. 21, 2003	15,000	Employee	$0.26	Aug. 20, 2008
Aug. 21, 2003	25,000	Employee	$0.26	Aug. 20, 2008
Sept. 11, 2003	25,000	Employee	$0.45	Sept. 10, 2008
Total	**1,339,672**			

COMMANDER RESOURCES LTD.

Form 51-901F Schedule B
September 30, 2003

4. **(a)** **Authorized Share Capital:**
   100,000,000 common shares without par value.

   (b) **Issued and Outstanding Share Capital at September 30, 2003:**
   17,953,997 common shares without par value.

   (c) **Stock Options Outstanding at September 30, 2003:**

Number of Shares	Expiry Date	Exercise Price
1,333	December 09, 2003	$0.23
185,998	December 14, 2004	$0.23
212,665	September 11, 2006	$0.23
29,999	January 10, 2007	$0.23
50,000	December 19, 2007	$0.17
833,171	January 23, 2008	$0.20
348,332	August 20, 2008	$0.26
25,000	September 10, 2008	$0.45
1,686,498		

Warrants Outstanding at September 30, 2003:

Number of Shares	Expiry Date	Exercise Price
2,388,888	February 28, 2004	$0.505
2,388,888		

   (d) **Escrow or Pooled Shares at September 30, 2003:**
   None

5. **Directors and Officers:**

William J. Coulter, President and Director
Bernard H. Kahlert, Vice President Exploration and Director
Victor A. Tanaka, Director
Albert F. Reeve, Director
Janice Davies, Corporate Secretary
Maynard E. Brown, Assistant Corporate Secretary

COMMANDER RESOURCES LTD.

Form 51-901F Schedule C
September 30, 2003

MANAGEMENT DISCUSSION

Description of Business

Commander Resources Ltd. ("the Company") is a development stage company engaged in the acquisition and exploration of prospective gold, nickel and base metals properties in Canada. The Company is currently focusing its exploration activities on Baffin Island and in Labrador. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD.

Qimmiq, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. Under the option agreement, the Company can earn up to a 100% interest in BHP Billiton's exploration rights and interests by incurring $10 million of expenditures and delivering a feasibility study to BHP Billiton by December 31, 2014. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases. If a mineral discovery is made, excluding gold, before the Company has earned a 100% interest, BHP Billiton can exercise a back-in option allowing BHP Billiton to re-acquire to an aggregate of a 75% interest. The Qimmiq project is located on Central Baffin Island 500 kilometres north of Iqaluit.

Qimmiq Exploration Program

The Company proposed a $153,000 exploration program consisting of prospecting, sampling and geophysical surveys. The exploration program was designed to follow up on BHP Billiton's 2001 and 2002 exploration results that yielded gold mineralization values of up to 45.0 g/t Au. Bernard Kahlert, VP of exploration, prepared the exploration program and Lamont Leatherman supervised the fieldwork.

Table 1 – Reconciliation of Proposed & Actual Expenditures for Qimmiq

	Proposed	Actual	Variance
Administration	$ -	$ 8,324	$ 8,324
Geochemistry	12,000	25,524	13,524
Geology	35,000	43,289	8,289
Geophysics	46,000	32,733	(13,267)
Licenses & fees	-	47,712	47,712
Line cutting	-	3,181	3,181
Prospecting & sampling	60,000	106,428	46,428
	$ 153,000	$ 267,191	$ 114,191

The Qimmiq project covered five claim blocks and consisted of 131 man days over August 1st to September 7th. On the Qim 1 claim block which includes the Malrok Zone, the field crew collected 212 channel samples over 900 metres of strike length. Each individual channel sample ranged from 30 to 100 cm and was cut using a diamond saw. On Qim 5 claim block, 29 channel samples were collected. In addition, the field crew collected 262 grab samples from the five different claim blocks.

In August, coarse free gold was observed in several chip and channel samples and 27 priority assays yielded very high gold values. With these encouraging results, management of the Company decided to expand the prospecting and sampling program which resulted in cost overruns in the prospecting and sampling and geochemistry.
In addition, the field crew completed a 17.5 line kilometres ground magnetic geophysical grid and 10 line kilometres of horizontal loop electronic geophysical ("HLEM") survey.

COMMANDER RESOURCES LTD.

Form 51-901F Schedule C
September 30, 2003

Qimmiq Exploration Results

From the 212 channel samples on the Malrok Zone, 90 channel samples assayed between 0.5 g/t Au to 239.3 g/t Au. Coarse free gold was observed in several of these samples. Of note, a 1.7 metre interval assayed 15.2 g/t Au and a 0.3 metre interval assayed 239.3 g/t Au.

From the 214 grab samples, 79 grab samples assayed with elevated gold values of which 28 of the 97 samples assayed over 1.0 g/t Au.

The HELM survey outlined a number of moderate to excellent conductors. Two of these conductors correlate closely with the two horizons of mineralization identified by the channel samples. Locally, intense magnetic anomalies are interpreted to be from magnetic mineralization.

Future Developments for Qimmiq

Management is pleased with the results of the Qimmiq field programs completed during the summer. Four potential gold zones have been identified, the Malrok Zone, the Ridge Lake Zone, the Peninsula Prospect and Qim 5 prospect. Management plans to conduct further exploration work in the spring of 2004 and Bernard Kahlert is preparing a 1,500 to 2,500 metre diamond drill program to define the width of these gold zones and an airborne geophysical survey.

Dewar Lake, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold on sixteen Nunavut Exploration Permits covering just under 400,000 hectares on Baffin Island, Nunavut. Under the option agreement, the Company can earn up to a 100% interest in BHP Billiton's exploration rights and interest by incurring $200,000 in expenditures by December 31, 2005. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton. If a mineral discovery is made, excluding gold, before the Company has earned a 100% interest, BHP Billiton can exercise a back-in option allowing BHP Billiton to re-acquire to an aggregate of a 75% interest. The Dewar Lake project is located on Central Baffin Island 500 kilometres north of Iqaluit.

Dewar Lake Exploration Program

The Company proposed a $100,000 exploration program consisting of a prospecting and sampling survey. The exploration program was designed to follow up on BHP Billiton's previous exploration results. Bernard Kahlert, VP of exploration, prepared the exploration program and Lamont Leatherman supervised the fieldwork.

Table 2 – Reconciliation of Proposed & Actual Expenditures for Dewar Lake

	Proposed	Actual	Variance
Administration	$ -	$ 1,237	$ 1,237
Geochemistry	8,000	6,715	(1,285)
Geology	23,000	21,110	(1,890)
Line cutting	-	174	174
Prospecting	69,000	85,146	16,146
	$ 100,000	$ 114,382	$ 14,382

The Dewar Lake project covered eleven claim blocks and consisted of 47 man days over August 1st to September 7th. The field crew collected 141 grab samples.

COMMANDER RESOURCES LTD.

Form 51-901F Schedule C
September 30, 2003

Dewar Lake Exploration Results

On claim block 2572, named the ST prospect, 13 grab samples were collected of which 4 grab samples assayed with gold values over 1.0 g/t Au.

Dewar Lake Future Developments

Management is encouraged with the exploration result from the ST prospect and additional field work will be conducted in the summer of 2004 which may include an airborne geophysical survey.

Bravo Lake, Nunavut

On August 21, 2003, the Company reported that it had entered into an option agreement with Falconbridge Limited ("Falconbridge") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 hectares all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned back in June. The Company can earn a 100% interest in Falconbridge's exploration rights and interest on Baffin Island by incurring $8.0 million by December 31, 2011 of which $90,000 is required by the end of 2003. The option agreement is subject to following royalties payable to Falconbridge:

- on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;

- on nickel production, a 2% net smelter return royalty ;

- on diamonds, a 2% gross overriding royalty and;

- on base metal production, a 1.5% net smelter return royalty.

Bravo Lake Exploration Program

The Company proposed a $75,000 exploration program consisting of prospecting, sampling and geophysical surveys. In 2001, BHP Billiton exploration identified a significant BHP-type occurrence on claim 2383 which was named Tuktu. The exploration program was designed to explore for gold and nickel mineralization and to follow up on the Tuktu occurrence. Bernard Kahlert, VP of exploration, prepared the exploration program and Lamont Leatherman supervised the fieldwork.

Table 3 – Reconciliation of Proposed & Actual Expenditures for Bravo Lake

	Proposed	Actual	Variance
Administration	$ -	$ 1,422	$ 1,422
Geochemistry	6,000	8,076	2,076
Geology	17,000	12,848	(4,152)
Geophysics	23,000	21,319	(1,681)
Line cutting	-	1,002	1,002
Prospecting	29,000	42,340	13,340
	$ 75,000	$ 87,007	$ 12,007

The Bravo Lake project covered twelve claim blocks and consisted of 52 man days over August 1st to September 7th. The field crew collected 236 grab samples. In addition, the field crew completed a 17.0 line kilometres ground magnetic geophysical grid and 12 line kilometres of HLEM survey.

COMMANDER RESOURCES LTD.

Form 51-901F Schedule C
September 30, 2003

Bravo Lake Exploration Results

On claim 2381 named the Triangle Lake prospect, 25 grab samples were collected of which 1 sample assayed 1.79 g/t Au and 5 other grab samples assayed between 0.1 g/t Au to 0.47 g/t Au.

On claim 2369 named the 2369 prospect, 36 grab samples were collected of which 3 samples assayed over 1.0 g/t Au and 8 other grab samples assayed over 0.1 g/t Au.

The geophysical survey over the Tuktu occurrence yielded moderate to weak HLEM. Magnetic anomalies were detected along a line that directly crossed the Tuktu occurrence. No anomalies, either HELM or magnetic were detected on the 100m lines adjacent to the Tuktu occurrence. The geophysics confirms that the Tuktu occurrence has limited size.

Future Developments for Bravo Lake

Management is pleased with the Triangle Lake prospect and the 2369 prospect and plans to conduct further exploration work in the spring of 2004. Bernard Kahlert is preparing a 500 to 1,500 metre diamond drill program to define the width of these gold zones and an airborne geophysical survey.

Adlatok 1, Labrador

The Adlatok 1 project, which adjoins the Company's Sarah Lake property, consists of 100 claims. The Company is the operator and has a 52% interest in the project. An extensive highly contaminated gabbro was recently discovered and will be investigated this summer using geophysical surveys.

Adlatok 1 Exploration Program

In the spring, the Company completed a 117 line kilometre airborne MegaTEM and proposed a $66,000 ground geophysical program to follow-up on identified anomalies. Bernard Kahlert, VP of exploration, prepared a 140 AMT station deep sensing EM survey budgeted at $400 per AMT station. The fieldwork was performed and supervised by Geosystem Canada Inc., the Qualified Person on the property.

Table 4 – Reconciliation of Proposed & Actual Expenditures for Adlatok 1

	Proposed		Actual		Variance	
Geology	$	4,000	$	3,711	$	(2,289)
Geophysics		62,000		74,304		14,304
	$	66,000	$	78,015	$	12,015

The Adlatok 1 project consisted of 62 man days spread over September 9th to 24th. The field crew completed 130 AMT station out of the proposed 140 AMT stations. Cost overruns were due to two bad weather days and a larger field crew was utilized resulting in higher camp and travel.

Adlatok 1 Exploration Results

The Company is reviewing the data from the 130 AMT ground geophysical surveys.

COMMANDER RESOURCES LTD.

Form 51-901F Schedule C
September 30, 2003

Sally, Labrador

The Sally project, which adjoins the Company's Sarah Lake property, is 100% owned by the Company and consists of 36 claims. The property lies adjacent to Adlatok 1. Recently discovered extensive highly contaminated gabbro will be investigated this summer using geophysical surveys.

Exploration Program

In the spring, the Company completed a 43 line kilometre airborne MegaTEM and proposed a $24,000 ground geophysical program to follow-up on identified anomalies. Bernard Kahlert, VP of exploration, prepared a 50 AMT station deep sensing EM survey budgeted at $400 per AMT station. The fieldwork was performed and supervised by Geosystem Canada Inc., the Qualified Person on the property.

Table 5 – Reconciliation of Proposed & Actual Expenditures for Sally

	Proposed		Actual		Variance	
Geology	$	4,000	$	2,712	$	(1,288)
Geophysics		20,000		22,063		2,063
Licenses & fees		-		3,163		3,163
	$	24,000	$	27,938	$	3,938

The Sally project consisted of 40 man days spread over September 9th to 24th. The field crew completed 43 AMT station out of the proposed 40 AMT stations. Cost overruns were due to two bad weather days and a larger field crew was utilized resulting in higher camp and travel.

Sally Exploration Results

The Company is reviewing the data from the 43 AMT ground geophysical surveys.

Sarah Lake, South Voisey Bay Labrador

On September 7, 2001, the Company/Donner Minerals Joint Venture (48%/52% respectively) granted Falconbridge Limited ("Falconbridge") an option to earn a 50% interest in the 35.5 square kilometres Sarah Lake property. To earn in, Falconbridge must spend $4.0 million over five years. In 2002 Falconbridge, as the exploration manager, conducted detailed geophysical surveys over parts of Sarah Lake as well as its adjacent property interests in the area.

On April 29, 2003, Falconbridge commenced a 2,200-line kilometre MegaTEM survey on the eastern half of the South Voisey Bay Project ("SVB"), which includes the Company's Sarah Lake Property. MegaTEM is a deep penetrating airborne electromagnetic and magnetic survey designed to detect conductors up to a depth of 300 to 400 metres. On June 4, 2003, the Company reported that the survey identified nine conductive trends of which significant portions of three of these trends are located on the Company's Sarah Lake property. In August, Falconbridge followed-up on these trends using deep sensing AMT electromagnetic ("EM") ground geophysics to be followed by large loop EM surveys (Crone). In late 2003, Falconbridge drill tested two strong, deep seated targets on the Sarah Lake property.

Hole SVB-03-142 encountered 252 metres of the favorable Black Gabbro between 122 metres and 374 metres. The base of the gabbro contains a 7.9 metre interval of 20-50 percent magmatic sulphides within a think hybrid gabbro which was intersected between 356.1 and 372.9 metres. The 7.9 metre interval from 365.1 – 372.9 averaged 0.14 percent nickel, 0.12 percent copper and 0.08 percent cobalt. The hole continued in country rock paragneiss to a depth of 503 metres. The semi-massive sulphides encountered explained the surface EM conductor.

COMMANDER RESOURCES LTD.

Form 51-901F Schedule C
September 30, 2003

Hole SVB-03-143, located 850 metres to the northwest of hole-142, was drilled to test another strong, deep conductor. This hole encountered 327 metres of Black Gabbro between 219 and 546 metres. At the base of the gabbro, a 60 metre thick sequence of disseminated sulphides was encountered from 486 to 546 metres. Sulphides consisting of both fine disseminations and clasts to 3 cm total 5-10 percent of this interval. The best assay interval is a 12 metre section from 501-513 metres which assays 0.12 percent nickel, 0.14 percent copper and 0.02 percent cobalt. The hole continued in country rock paragneiss to a total depth of 603 metres. The sulphide intersection was sufficiently conductive to explain the surface EM anomaly, however a deep off-hole is unexplained.

Related Party Transactions

Included in marketable securities are 1,790,000 common shares of Diamonds North Resources Ltd. ("Diamonds North"), a company related by a common director, Bernard Kahlert. On March 1, 2002, the Company loaned $300,000 to Diamonds North for working capital purposes. In consideration, the Company received 890,000 common shares of Diamonds North and a note receivable. Regulatory authorities approved the transaction. At the election of the Company, the principal portion of the note receivable could be converted into units of Diamonds North consisting of one common share and one-half warrant. The other 900,000 shares of the Diamonds North common shares were obtained through the conversion of the note receivable and exercise of the warrants. The remaining balance of the note receivable was fully converted on July 14, 2003.

Brown McCue provide the legal services of the Company, a law firm which Maynard Brown, an officer of the Company, practices in. During the period, the Company paid or accrued legal fees in the aggregate of $8,514.

General and Administrative

Investor relations and promotion cost for the current quarter reflects the Company's attendance at the New York Institutional Gold Conference in September. The conference was attended by three employees at a cost of $12,779.

Office and miscellaneous expense for the current quarter includes the Company's annual insurance net cost of $11,700. The policy is to provide liability coverage and cover office contents. A portion of the policy has been allocated to the Company's Baffin exploration program as the additional liability coverage was required under the option agreement.

Property investigation expense for the current quarter includes the Company's grass roots exploration conducted in September for a cost of $7,336. The Company investigated new prospective projects in North America.

Investor Relations

William Coulter, President, and Janice Davies, Corporate Secretary, act as the Company's investor relations' contacts and liaisons with the investment community. They have represented the Company at the January 2003 Cordilleran Exploration Roundup in Vancouver, the March 2003 PDAC Convention in Toronto, and the New York Institutional Gold Conference in September 2003.

COMMANDER RESOURCES LTD.

Form 51-901F Schedule C
September 30, 2003

Liquidity and Solvency

As at September 30, 2003, the Company had $1,548,005 in working capital, which is sufficient to achieve the Company's planned business objectives for the remainder of fiscal 2003. Included in the calculation of working capital is the carrying value of the Company's marketable securities of $937,140. At September 30, 2003, the quoted market value of these marketable securities is $1,248,524, which is $311,384 greater than the Company's carrying value. The Company will require additional financing in 2004 to meet management's proposed 2004 exploration programs.

Subsequent to September 30, 2003, the Company reported that it has arranged a non-brokered private placement of up to 3,500,000 units at a price of $0.55 per unit. Each unit will consist of one flow-through common share and one non-transferable share purchase warrant. Each warrant will entitle the holder to acquire one additional non flow-through common share at a price of $0.70 per common share for a period of one year from the closing of the private placement. The units will have a forced warrant conversion if the shares close at $0.90 or higher for 10 consecutive days.

Finders' fees of 7% of the gross proceeds may be payable in cash or units on a portion of this placement. In addition, finders' options of up to 10% of the total units sold may be issued. Each finder's option will be exercisable into one non flow-through common share at an exercise price of $0.70 per common for one year. The finder's option will have a forced warrant conversion if the shares close at $0.90 or higher for 10 consecutive days. This financing is subject to acceptance by the TSX Venture Exchange.

On behalf of the Board of Directors,

"WILLIAM J. COULTER"

William J. Coulter
President and Director
November 19, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Commander Resources Ltd.</u>
(Registrant)

Date: December 24, 2003

/s/ William J. Coulter
By:_____
William J. Coulter, President